Registration No. 333-57468

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                          ----------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM SB-1

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                       MedStrong International Corporation
                 (Name of Small Business Issuer in Its Charter)

       Delaware                           4899                   95-4855709
----------------------         ----------------------------   ------------------

(State of Jurisdiction of      (Primary Standard Industrial   (I.R.S. Employer
Incorporation or Organization)  Classification Code Number)  Identification No.)

 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274; (310) 544-9900
          (Address and Telephone Number of Principal Executive Offices)

         500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274
                    (Address of Principal Place of Business)

                    Jerry R. Farrar, Chief Executive Officer
                       MedStrong International Corporation
 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274; (310) 544-9900
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:

     Stephen Rosenberg, Esq.                       James M. Schneider, Esq.
     Ralph A. Siciliano, Esq.                        Atlas Pearlman, P.A.
Tannenbaum Helpern Syracuse & Hirschtritt LLP       350 Las Olas Boulevard
   900 Third Avenue, 13th Floor                    Ft. Lauderdale, FL 33301
        New York, NY 10022                           Phone: (954) 763-1200
       Phone: (212) 508-6700                       Facsimile: (954) 766-7800
     Facsimile: (212) 371-1084

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

--------------

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

--------------
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, checking the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

--------------
         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. | |


                         CALCULATION OF REGISTRATION FEE

=========================== ======================== ======================== =========================== =====================
      TITLE OF EACH                                         PROPOSED                   PROPOSED
         CLASS OF                   DOLLAR                   MAXIMUM                   MAXIMUM
        SECURITIES               AMOUNT TO BE            OFFERING PRICE           AGGREGATE OFFERING           AMOUNT OF
     TO BE REGISTERED             REGISTERED                PER UNIT                    PRICE             REGISTRATION FEE(2)
--------------------------- ------------------------ ------------------------ --------------------------- ---------------------

          Units                   $4,000,000              $.50 per Unit               $4,000,000               $1,000(2)

      Common Stock,
    $.001 par value(1)            $3,920,000             $.49 per Share               $3,920,000                   -

 Common Stock Warrants(1)
                                   $ 80,000             $.01 per Warrant               $ 80,000                    -
 Common Stock, $.001 par
          value,                  $6,000,000             $.75 per Share               $6,000,000               $1,500(2)
 Issuable on Exercise of
         Warrants
=========================== ======================== ======================== =========================== =====================

  (1) Included in units for the purposes of calculating the registration fee.
  (2) Registration fee was paid with filing of original Registration Statement.

                          DEREGISTRATION OF SECURITIES

         MedStrong International Corporation, originally registered on a best efforts, no minimum, 8,000,000 units, each consisting of one share of common stock and one warrant to purchase one share of common stock, at an offering price of $0.50 per unit. The units were registered for sale to the public on a Registration Statement on Form SB-1 (File No. 333-57468) (the "Registration Statement"). We have sold 4,302,000 of the units registered under the
Registration Statement. The offering was terminated on December 31, 2001. Accordingly, we hereby amend the Registration Statement to withdraw from registration the 3,698,000 units that remain unsold under the Registration Statement.

                              SUPPLEMENT NUMBER ONE
                                       TO
                                   PROSPECTUS

                 SUBJECT TO COMPLETION, DATED August 27, 2002




    This supplement to our prospectus has been prepared to provide current information to the holders of warrants to purchase our common stock in order to assist them in making the decision of whether or not to exercise their warrants. This supplement should be read in conjunction with our prospectus, and particularly the risk factors described in the prospectus, and with the documents which we incorporate by reference, in order to have a full understanding of our company.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this supplement is August 27, 2002

                         RESULTS OF OUR PUBLIC OFFERING

         The public offering described in our prospectus was completed on December 31, 2001. A total of 4,302,000 units were sold in the offering. Each unit consisted of one share of our common stock, $.001 par value, and a warrant to purchase one share of our common stock. An aggregate of $2,151,000 in proceeds was paid for the units, of which over $1,650,000 was received by our company, after deduction of placement agent fees and expenses of the offering. These proceeds have been utilized for the purposes described in the prospectus, including the payment in full of our outstanding debt obligations.

                          OUR OUTSTANDING COMMON STOCK

         Common stock outstanding as of the date of this supplement is 31,031,000 shares. As of August 20, 2002, the last reported price of our common stock on the over-the-counter market was $0.52 per share. Our common stock trades under the symbol MSRG. Our warrants trade under the symbol MSRGW and the last reported price on the same date was $0.22 per warrant.

                            SUMMARY OF FINANCIAL DATA

         The following tables set forth certain summary financial data for MedStrong. You should read this information together with the financial statements and the notes to the statements contained in our filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, particularly on Form 10-KSB for the year ending December 31, 2001 and our Forms 10-QSB for the periods ending March 31, 2002 and June 30, 2002.

                                                             FOR THE SIX MONTHS           FOR THE FISCAL YEAR ENDED
STATEMENT OF OPERATIONS DATA:                                       ENDED                        ENDED
-----------------------------
                                                                JUNE 30, 2002              DECEMBER 31, 2001
                                                                -------------              -----------------
                                                                   (Unaudited)
Revenues                                                               $1,167                           $860
Loss from operations                                                ($533,600)                     ($861,887)
Net loss                                                            ($533,021)                   ($1,151,807)
Net loss attributable to stockholders                               ($533,021)                   ($1,151,807)
Basic and diluted net loss per share                                   ($0.02)                    ($    0.04)
Weighted average shares outstanding used in basic and
diluted net loss per share calculation                             30,978,778                     26,651,000


BALANCE SHEET DATA:                                             JUNE 30, 2002              DECEMBER 31, 2001
-------------------                                             -------------              -----------------

Cash and cash equivalents                                            $280,251                       $983,948
Working capital                                                        37,619                        559,386
Total assets                                                          437,752                      1,168,008
Total liabilities                                                     296,740                        489,625
Total stockholders' equity                                            147,012                        678,383

                    NOTE REGARDING FORWARD LOOKING STATEMENTS

         This supplement and the prospectus contain forward-looking statements that involve substantial known and unknown risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plans," "project," and similar expressions. You should read statements that contain these words carefully because they discuss the development stage in which we are operating; our lack of revenues; our ability to continue as a going concern; our possible need for additional financing; uncertainty of market acceptance of our product once introduced; competition; technological obsolescence; ability to not violate others' rights; dependence on key personnel, as well as other factors detailed in "Risk Factors" contained in the prospectus. Before you invest in our company, you should be aware that the occurrence of the events described in these risk factors and elsewhere in the prospectus and this supplement and in the documents incorporated by reference could have material adverse effect on our business, results of operations and financial position.


                                 CAPITALIZATION

         The following table sets forth the total capitalization of MedStrong as of June 30, 2002.

         Current liabilities                                            $286,024
         Longterm Obligations-Deferred rent                                4,716
         Stockholders' equity:                                            31,032
            common stock, $.001 par value, 75,000,000 shares
            authorized,  31,032,000 shares issued and outstanding
         Additional paid-in capital                                    1,879,965
         Deficit accumulated in development stage                    (1,563,985)
         Total stockholders' equity                                      147,012
         Total capitalization                                            437,752

         In addition, warrants to purchase 4,732,200 shares of common stock at $.75 per share are outstanding, including warrants issued to the placement agent.

                       RECENT DEVELOPMENTS IN OUR BUSINESS

                                 MEMBERSHIP FEES

         We have changed the annual fees for our membership packages:

         Level One - Emergency Room PDQ - an annual fee of $19.95.
         ---------
         Level Two - Emergency Room PDQ Plus - an annual fee of $69.95.
         ---------
         Level Three - Emergency Room PDQ VIP- -an annual fee of $89.95.
         -----------

                               MATERIAL AGREEMENT

         Effective July 1, 2002, we entered into an agreement with TripMate Insurance Agency, Inc., through which TripMate is providing our Patient Data Quickly services free of charge to consumers who purchase travel insurance from them during the three year term of our agreement with TripMate. In lieu of our fees, TripMate will pay us a portion of their revenues from travel insurance sales during this term. Under the agreement, we expect to receive minimum payments of $400,000 annually, based upon TripMate's estimates of travel insurance premiums. Their customers will be required to register with us in order to receive their membership benefits. We will then seek to have those customers who have registered with us renew their membership at our regular fees. As of the date of this supplement, we have not received any revenues from this arrangement.

                                    DIRECTORS

         Jeffrey D. Mamorsky has resigned as a director because of his other commitments. All of our other officers and directors are as stated in the prospectus.

                                 ADVISORY BOARD

         The membership of our medical advisory board has and will continue to change over time.

                             EMPLOYEE BENEFIT PLANS

         We have adopted a stock rights plan, for which we have reserved 1,000,000 shares of our common stock. The plan is included as an exhibit to our 2002 Proxy Statement.

                                     EXPERTS

         The financial statements of MedStrong International Corporation as of December 31, 2001 incorporated by reference in this supplement have been audited by Weinick Sanders Leventhal & Co., LLP independent certified public accountants, as set forth in their report on such financial statements, and are incorporated in this supplement in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         FINANCIAL AND OTHER INFORMATION

         The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this supplement:

         (a) Our latest Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, file no. 333-57468

         (b) All other reports filed by us pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of the fiscal year covered by the Annual Report referred to in (a) above.

         (c) All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference to this supplement and to be part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference in this supplement shall be deemed to be modified or superseded for purposes of this supplement to the extent that a statement contained in this supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this supplement modifies or supersedes that statement.

          We will provide without charge to each person who has received a copy of this supplement, upon the written or oral request of that person, a copy of any or all the documents that have been or may be incorporated by reference into this supplement, other than exhibits to those documents, unless the exhibits are incorporated by reference in those documents. Written requests for copies should be directed to our principal executive offices at Suite 303, 500 Silver Spur Road, Rancho Palos Verdes, CA 90274, attention: Jerry R. Farrar. Telephone requests for copies should be directed to our chief executive officer at (310) 544-9900.

               PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 1:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has secured liability insurance for its officers and directors.

         Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL,  or (iv) for any  transaction  from which the  director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

         At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 2:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Not applicable.

ITEM 3:  UNDERTAKINGS

A.       Registrant hereby undertakes:

              a. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (2) To reflect in the  prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (3) To include any material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

              b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         E. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

ITEM 4:  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

         None.

ITEM 5:  INDEX TO EXHIBITS

         (1)      (a) Placement Agreement(2)
                  (b) Placement Agent's Warrant(2)
                  (c) Placement Agent Registration Rights Agreement(2)


         (2)      (a) Articles of  Incorporation,  as amended  (Incorporated  by reference to Exhibit 2 (a) of MedStrong's Registration Statement on Form SB-1 filed on March 22, 2001)(2)
                  (b) By Laws  (Incorporated  by  reference  to Exhibit 2 (b) of
                      MedStrong's Registration Statement on Form SB-1 filed on March 22, 2001) (2)

         (3)      (a) Form of Common  Stock  Purchase  Warrant,  exercise  price
                      $.75(2)
                  (b) Form of Stock Certificate(2)
         (4)          Form of Subscription Agreement(2)
         (6)      (a) Jerry R. Farrar Employment Agreement(2)

                  (b) Master   Services   Agreement  with  Dominion   Technology
                      Partners(2)
                  (c) Agreement to Purchase Web Site and Domain Name(2)
                  (d) Lease for office space(2)
                  (e) Agreement with Best Benefits(2)
                  (f) Specimen Promissory Note for First Loan(2)
                  (g) Specimen Promissory Note for Second Loan(2)
                  (h) Form of Lock-Up Agreement(2)
                  (i) Form of Escrow Agreement(2)
                  (j) Warrant Agreement(2)
                  (k) Associate  Program  Agreement   (incorporated   herein  by
                      reference to MedStrong's December 31, 2001 Form 10-KSB filed with the Commission
                  (l) License  Agreement  (incorporated  herein by  reference to
                      MedStrong's December 31, 2001 10-KSB filed with the Commission) (m) TripMate Agreement (incorporated herein by reference to MedStrong's June 30, 2002 Form 10-QSB)

         (10)     (a) Consent of Weinick Sanders Leventhal & Co., LLP(1)
                  (b) Consent of Tannenbaum  Helpern  Syracuse & Hirschtritt LLP
                      (included in Exhibit 11)(2)
         (11)         Opinion re:  Legality(2)
----------------
         (1) Filed herein
         (2) Previously filed

                                   SIGNATURES

          The issuer has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Rancho Palos Verdes, state of California, on August 27, 2002.


                                            MedStrong International Corporation

                                            By: /s/ Jerry R. Farrar
                                                -------------------------------
                                            Name:  Jerry R. Farrar
                                            Title: Chief Executive Officer

         This offering statement has been signed by the following persons in the capacities and on the dates indicated.


By:  /s/ Jerry R. Farrar                                  Date:  August 27, 2002
     -------------------------------
Name:  Jerry R. Farrar
Title: Chief Executive Officer, President and Director

By:  /s/ Ronald Glime                                     Date:  August 27, 2002
     -------------------------------
Name:  Ronald Glime
Title: Chief Financial Officer and Director

By:  /s/ Joel San Antonio                                 Date:  August 27, 2002
     -------------------------------
Name:  Joel San Antonio
Title: Director

By:  /s/ David Scotch                                     Date:  August 27, 2002
     -------------------------------
Name:  David Scotch
Title: Director

By:  /s/ David L. Knowlton                                Date:  August 27, 2002
     -------------------------------
Name:  David L. Knowlton
Title: Director